Exhibit 99.1

Consolidated Financial Statements of

LORUS THERAPEUTICS INC.

Years ended May 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Lorus Therapeutics Inc.

We have audited the accompanying consolidated financial statements of Lorus Therapeutics Inc., which comprise the consolidated statements of financial position as of May 31, 2014 and 2013, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lorus Therapeutics Inc. as of May 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

July 15, 2014

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

Lorus Therapeutics Inc.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

	May 31,	May 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents (note 4(a))	$19,367	$653
Short-term investments (note 4(b))	11,019	-
Prepaid expenses and other assets	495	365
Total current assets	30,881	1,018

Non-current assets:
Equipment (note 5)	18	17
Total non-current assets	18	17

Total assets	$30,899	$1,035

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
Accounts payable	$649	$713
Accrued liabilities (note 14)	1,283	1,103
Total current liabilities	1,932	1,816

Long term liabilities:
Convertible promissory notes (note 7)	528	-
Total long term liabilities	528	-

Shareholders' equity (deficiency):
Share capital (note 9):
Common shares	212,938	174,522
Equity portion of convertible promissory notes (note 7)	88	-
Stock options (notes 9(e) and 10)	2,658	1,018
Contributed surplus (note 9(d))	21,410	21,217
Warrants (note 9(c))	1,857	2,421
Deficit	(210,512)	(199,959)
Total shareholders' equity (deficiency)	28,439	(781)

Total liabilities and shareholders' equity (deficiency)	$30,899	$1,035

See accompanying notes to consolidated financial statements.

On behalf of the Board:

“Warren Whitehead”	Director

“Bradley Thompson”	Director

1

Lorus Therapeutics Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian dollars, except for per common share data)

Years ended May 31, 2014 and 2013

	2014	2013

Revenue	$–	$–

Expenses:
Research and development (notes 6 and 12)	3,015	3,317
General and administrative (note 12)	7,355	2,272
Operating expenses	10,370	5,589

Finance expense (note 11)	259	6
Finance income	(76)	(30)
Net finance (income) expense	183	(24)

Net loss and total comprehensive loss for the year	$(10,553)	$(5,565)

Basic and diluted loss per common share	$(0.17)	$(0.13)

Weighted average number of common shares outstanding used in the calculation of (in thousands):
Basic and diluted loss per common share	62,592	42,251

See accompanying notes to consolidated financial statements.

2

Lorus Therapeutics Inc.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian dollars)

Years ended May 31, 2014 and 2013

	Share	Stock		Contributed	Equity portion
	capital	options	Warrants	surplus	of debt	Deficit	Total

Balance, June 1, 2013	$174,522	$1,018	$2,421	$21,217	$–	$(199,959)	$(781)
Issuance of common shares (note 9(b)(ii))	6,927	–	350	–	–	–	7,277
Issuance of common shares (note 9(b)(i))	25,584	–	–	–	–	–	25,584
Issuance of warrants (note 9(b)(iii))	–	–	75	–	–	–	75
Issuance of convertible notes (note 7)	–	–	–	–	88	–	88
Exercise of warrants (note 9(c))	5,422	–	(964)	–	–	–	4,458
Exercise of options and DSU’s (note 9(g))	483	(18)	–	–	–	–	465
Expiry of warrants	–	–	(25)	25	–	–	–
Stock-based compensation (note 10)	–	1,826	–	–	–	–	1,826
Cancellation and forfeiture of stock options	–	(168)	–	168	–	–	–
Net loss for the year	–	–	–	–	–	(10,553)	(10,553)
Balance, May 31, 2014	$212,938	$2,658	$1,857	$21,410	$88	$(210,512)	$28,439

Balance, June 1, 2012	$170,036	$535	$609	$21,186	$–	$(194,394)	$(2,028)
Issuance of units (note 9(b)(iv))	4,263	–	1,855	–	–	–	6,118
Exercise of warrants (note 9(c))	223	–	(43)	–	–	–	180
Stock-based compensation (note 10)	–	514	–	–	–	–	514
Forfeiture of stock options	–	(31)	–	31	–	–	–
Net loss for the year	–	–	–	–	–	(5,565)	(5,565)
Balance, May 31, 2013	$174,522	$1,018	$2,421	$21,217	$–	$(199,959)	$(781)

See accompanying notes to consolidated financial statements.

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Lorus Therapeutics Inc.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended May 31, 2014 and 2013

	2014	2013

Cash flows from operating activities:
Net loss for the year	$(10,553)	$(5,565)
Items not involving cash:
Stock-based compensation	1,826	514
Depreciation of equipment	21	38
Finance income	(76)	(30)
Finance expense	259	6
Other	1	-
Change in non-cash operating working capital (note 11)	(14)	(52)
Cash used in operating activities	(8,536)	(5,089)

Cash flows from financing activities:
Issuance of common shares and warrants, net of issuance costs (note 9(b)(i) and (ii))	32,861	6,118
Exercise of warrants, options and DSU’s (note 9)	4,923	180
Issuance of convertible notes	600	-
Debt issuance costs	(40)	-
Issuance of promissory notes and loans	1,068	-
Repayment of promissory notes and loans	(1,068)	(900)
Interest paid on notes and loans	(129)	(6)
Cash provided by financing activities	38,215	5,392

Cash flows from investing activities:
(Acquisition) maturity of investments	(11,019)	-
Purchase of equipment	(22)	-
Interest received	76	30
Cash (used in) provided by investing activities	(10,965)	30

Increase in cash and cash equivalents	18,714	333

Cash and cash equivalents, beginning of year	653	320

Cash and cash equivalents, end of year	$19,367	$653

Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

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Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

1.	Reporting entity:

Lorus Therapeutics Inc. ("Lorus" or the "Company") is a biopharmaceutical company focused on the discovery, research and development of anticancer therapies. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from discovery and pre-clinical to clinical stage development. The Company is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.

2.	Basis of presentation:

(a)	Statement of compliance:

These consolidated financial statements of the Company and its subsidiaries as at May 31, 2014 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on July 15, 2014.

(b)	Functional and presentation currency:

The functional and presentation currency of the Company is the Canadian dollar.

(c)	Significant accounting judgments, estimates and assumptions:

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from those estimates. The consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

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Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

2.	Basis of presentation (continued):

The key assumptions concerning the future and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year include:

(i)	Valuation of contingent liabilities:

The Company utilizes considerable judgment in the measurement and recognition of provisions and the Company's exposure to contingent liabilities. Judgment is required to assess and determine the likelihood that any potential or pending litigation or any and all potential claims against the Company may be successful. The Company must estimate if an obligation is probable as well as quantify the possible economic cost of any claim or contingent liability. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of the liability and the associated expense.

(ii)	Valuation of tax accounts:

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, the Company has deductible temporary differences which would create a deferred tax asset. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. To date, the Company has determined that none of its deferred tax assets should be recognized. The Company's deferred tax assets are mainly comprised of its net operating losses from prior years and prior year research and development expenses. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in the Company's results of operations through the recovery of future income taxes.

6

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

2.	Basis of presentation (continued):

(iii)	Valuation of share-based compensation and share purchase warrants:

Management measures the costs for share-based payments and share purchase warrants using market-based option valuation techniques. Assumptions are made and judgment is used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and share purchase warrant behaviours and corporate performance. Such judgments and assumptions are inherently uncertain. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of share-based payments and share purchase warrants issued and the associated expense.

3.	Significant accounting policies:

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company its 80% owned subsidiary, NuChem and its 100% owned subsidiary Lorus Therapeutics Inc. USA (“Lorus USA”). NuChem has limited activity and the non-controlling interest is not material to the financial statements of the Company. Lorus USA was incorporated in April 2014 and did not have any activity during the year ended May 31, 2014. A subsidiary is an entity over which the Company has control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of the subsidiaries are consistent with the Company's accounting policies. All intra-group transactions, balances, revenue and expenses are eliminated on consolidation.

(b)	Foreign currency translation:

Foreign currency transactions are translated into Canadian dollars at rates prevailing on the transaction dates. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rates in effect at that date. Gains or losses resulting from the translation to Canadian dollars are presented in the statement of loss and comprehensive loss for the year within general and administrative expenses.

(c)	Derecognition of financial assets and liabilities:

A financial asset is derecognized when the right to receive cash flows from the asset have expired or when the Company has transferred its rights to receive cash flows from the asset.

7

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

(d)	Financial assets and liabilities:

Financial assets within the scope of IAS 39, Financial Instruments - Recognition and Measurement ("IAS 39"), are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company's financial instruments are comprised of the following:

Financial assets	Classification	Measurement

Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost

Financial liabilities	Classification	Measurement

Accounts payable, accrued liabilities and convertible promissory notes payable	Other liabilities	Amortized cost

The Company considers unrestricted cash on hand and guaranteed investment certificates held by Canadian Schedule A banks with original maturities of three months or less as cash and cash equivalents.

Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

8

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

•	Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means; and

•	Level 3 - inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company's financial assets as at May 31, 2014 and 2013 which include cash and cash equivalents and short term investments are classified as a Level 1 measurement.

(e)	Equipment:

Equipment is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The Company records depreciation at rates that charge operations with the cost of the assets over their estimated useful lives on a straight-line basis as follows:

Furniture and equipment	3 - 5 years

The assets' residual value, useful life and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

(f)	Research and development:

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products or processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditures capitalized would include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditures which do not meet the criteria for capitalization are recognized in profit or loss as incurred.

9

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

Capitalized development costs are recognized at cost less accumulated amortization and accumulated impairment losses.

The Company has not capitalized any development costs to date.

(g)	Investment tax credits:

Research and development investment tax credits, which are earned as a result of incurring qualifying research and development expenditures, are recorded as a reduction of the related expense or cost of the asset acquired when there is reasonable assurance that they will be realized.

The Company's claim for scientific research and experimental development ("SR&ED") deductions and related investment tax credits for income tax purposes are based on management's interpretation of the applicable legislation in the Income Tax Act (Canada). These amounts are subject to review and acceptance by the Canada Revenue Agency or the Ontario Ministry of Finance prior to collection.

(h)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid in short-term cash bonuses if the Company expects to pay these amounts as approved by the Board of Directors as a result of past services provided by the employee and the obligation can be estimated reliably.

10

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(ii)	Stock-based compensation:

The Company has a stock-based compensation plan (the "Plan") available to officers, directors, employees and consultants with grants under the Plan approved by the Company's Board of Directors. Under the Plan, the exercise price of each option equals the closing trading price of the Company's stock on the day prior to the grant if the grant is made during the trading day or the closing trading price on the day of grant if the grant is issued after markets have closed. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

Details regarding the determination of the fair value of equity settled share-based transactions are set out in note 10.

The Company uses the fair value based method of accounting for employee awards granted under the Plan. The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date. The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably measured, the fair value of the options granted will be used.

The Company has an alternate compensation plan that provides directors and senior management with the option of receiving director's fees, salary, bonuses or other remuneration ("Remuneration") in common shares rather than cash. Under the plan, the participant receives an allotment from treasury of such number of shares as will be equivalent to the cash value of the Remuneration determined by dividing the Remuneration by the weighted average closing common share price for the five trading days prior to payment date (the "5-day VWAP"). The issue price of the shares is the 5-day VWAP. There are currently no shares allotted for issuance under this plan.

11

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

The Company has a deferred share unit (“DSU”) plan that provides directors the option of receiving payment for their services in the form of share units rather than common shares or cash. Officers may also receive compensation under the plan as determined by the Board of Directors. Share units entitle the director to elect to receive, on termination of his or her services with the Company, an equivalent number of common shares, or the cash equivalent of the market value of the common shares at that future date. The plan gives the holder of the DSU’s the option between settlement in cash or shares of Lorus and the Board of Directors of Lorus has the final determination as to the method of settlement. It is currently the intention of the Board of Directors to comply with the wishes of the holder in terms of settlement method.

For units issued under this plan, the Company records an expense and a liability equal to the market value of the shares issued. The accumulated liability is adjusted for market fluctuations on a quarterly basis.

There are currently no shares allotted for issuance under this plan (May 31, 2013 – 780,000).

(i)	Loss per share:

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the year. The inclusion of the Company's stock options and warrants in the computation of diluted loss per share has an anti-dilutive effect on the loss per share and, therefore, they have been excluded from the calculation of diluted loss per share.

12

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(j)	Income taxes:

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

(k)	Provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

Employee entitlements to annual leave are recognized as the employee earns them. A provision, stated at current cost, is made for the estimated liability at the end of each reporting period.

The Company has recorded a provision related to an indemnification as described in note 14.

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Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(l)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings and are recognized in profit or loss using the effective interest method.

(m)	Standards and Interpretations Adopted in Fiscal 2014:

On June 1, 2013, we adopted the following standards and amendments to existing standards:

IFRS 10, Consolidated Financial Statements, (“IFRS 10”) replaces consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities, and establishes principles for identifying when an entity controls other entities. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”) establishes comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and special purpose vehicles. The adoption of this standard did not have any impact on the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a single source of fair value measurement and disclosure requirements in IFRS. The adoption of this standard did not have a material impact on the Company’s financial statements.

Amendments to IAS 1, Presentation of Financial Statements, requires entities to group items within other comprehensive income that may be reclassified to net income separately from those that will not be reclassified. The adoption of this standard did not have a material impact on the Company’s financial statements.

14

Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

3.	Significant accounting policies (continued):

(n)	Recent accounting pronouncements:

(i)	IFRS 9, Financial Instruments ("IFRS 9"):

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). In February 2014, a tentative decision established the mandatory effective application of IFRS 9 for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

4.	Capital disclosures:

The Company's objectives when managing capital are to:

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements, and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2013.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $2.3 million (May 31, 2013 - $144 thousand) and funds deposited into high interest savings accounts totalling $17.1 million (May 31, 2013 - $509 thousand). The current interest rate earned on these deposits is between 1.2% and 1.25% (May 31, 2013 – 1.25%).

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Lorus Therapeutics Inc.

Notes to Consolidated Financial Statements (continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

4.	Capital disclosures (continued):

(b)	Short term investments:

As at May 31, 2014, short term investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings. Short-term investments include eleven investments with maturity dates from April 22, 2015 to May 8, 2016, bearing an interest rate from 1.56% to 1.85% per annum.

There were no short term investments outstanding as of May 31, 2013.

5.	Equipment:

		Accumulated	Net book
May 31, 2014	Cost	depreciation	value

Furniture and equipment	$2,936	$2,918	$18

		Accumulated	Net book
May 31, 2013	Cost	depreciation	value

Furniture and equipment	$2,914	$2,897	$17

6.	Research and development programs:

The Company has product candidates in two classes of anti-cancer therapies:

•	small molecule therapies based on anti-proliferative and anti-metastatic properties that act at novel cancer specific targets; and

•	immunotherapy, based on stimulating anti-cancer properties of the immune system and by direct tumour cell killing.

(a)	Small molecule program:

The Company is developing small molecule cancer therapies that target solid tumours with indications addressing large cancer markets. The Company's proprietary group of small molecule compounds includes lead drug LOR-253 in acute myeloid leukemia (AML), myelodysplastic syndromes (MDS) and other hematologic malignancies.

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Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

6.	Research and development programs (continued):

(b)	Immunotherapy:

The Company's immunotherapy product candidate is Interleukin-17E ("IL-17E"). IL-17E is a protein-based therapeutic in the pre-clinical stage of development. The Company is not currently developing IL-17E

Program costs by product class are as follows:

	2014	2013

Small molecule program	$2,199	$2,701
Immunotherapy	88	425

	$2,287	$3,126

See note 12 for all components of research and development expenditures.

7.	Convertible promissory notes and loans payable:

a)	Convertible promissory notes

In September 2013 the Company completed a private placement of convertible promissory notes for aggregate gross proceeds of $600 thousand.

Each convertible promissory note consists of a $1 thousand principal amount of unsecured promissory note convertible into common shares of the Company at a price per share of $0.30. The promissory notes bear interest at a rate of 10% per annum, payable quarterly and are due September 26, 2015.

Certain related parties participated in the transaction. A company related to Mr. Abramson, a former director of Lorus acquired $100 thousand of the promissory notes, Mr. Inwentash acquired $150 thousand of the promissory notes and Sprott Asset Management which then held more than 10% of the common shares of Lorus and the ability to acquire control of more than 20% of Lorus acquired $112 thousand of the promissory notes.

17

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

7.	Convertible promissory notes and loans payable (continued):

The promissory notes are a compound financial instrument containing a liability component and an equity component represented by the conversion feature. The fair value of the liability component was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no conversion feature. The residual value of $88 thousand was allocated to the conversion feature.

Subsequent to initial recognition, the promissory notes are being accounted for at amortized cost using the effective interest rate method. The Company incurred costs associated with the financing of $17 thousand. These costs along with the adjustment for the conversion feature are being accreted using the effective interest rate method over the 24 month life of the notes.

	2014	2013
Promissory Notes	$600	$—
Less: Equity component of notes	(88)	—
Less: Issue costs	(17)	—
	495	—
Accretion in carrying amount of notes	33	—
Balance, end of period	$528	$—

b) Loans payable

In September 2013 the Company entered into loan agreements for proceeds of $150 thousand. The loans were unsecured, bore interest at a rate of 10% per annum payable quarterly and were due September 30, 2015. The Company repaid the loans and all accrued and unpaid interest thereon on April 25, 2014.

18

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

8.	Financial instruments:

(a)	Financial instruments:

The Company has classified its financial instruments as follows:

	May 31,	May 31,
	2014	2013

Financial assets:
Cash and cash equivalents, consisting of high interest
savings account, measured at amortized cost	$19,367	$653
Short term investments, consisting of guaranteed
investment certificates, measured at amortized cost.	11,019	–

Financial liabilities:
Accounts payable, measured at amortized cost	649	713
Accrued liabilities, measured at amortized cost	1,283	1,103
Convertible promissory notes, measured at amortized cost	528	–

At May 31, 2014, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature, with the exception of the convertible promissory notes. The fair value of the convertible promissory notes has been determined to be substantially the same as the carrying amount based on management’s assessment of market conditions which have not changed substantially since the issuance of the notes.

(b)	Financial risk management:

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

19

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

8.	Financial instruments (continued):

The Company manages credit risk associated with its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations which are capable of prompt liquidation.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management and the Board consider securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company's financial liabilities are due within the current operating period with the exception of the convertible promissory notes which are due in September 2015.

(iii)	Market risk:

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices, will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to the interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as-needed basis to cover U.S. dollar denominated payments. At May 31, 2014, U.S. dollar denominated accounts payable and accrued liabilities amounted to $769 thousand (May 31, 2013 - $448 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the year of $77 thousand (May 31, 2013 - $45 thousand). The Company does not have any forward exchange contracts to hedge this risk.

20

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

9.	Share capital:

(a)	Continuity of common shares and warrants:

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, May 31, 2012	21,228	$170,036	5,678	$609
Issuance of units (b)(iv)	20,625	4,263	20,625	1,720
Issuance of finders warrants (b)(iv)	–	–	1,238	135
Exercise of warrants (c)	398	223	(398)	(43)

Balance, May 31, 2013	42,251	$174,522	27,143	$2,421

Expiry of broker warrants	–	–	(194)	(25)
Issuance of warrants (b)(iii)	–	–	918	75
Warrant exercises	10,419	5,422	(10,419)	(964)
Finders warrants (b)(iv)	–	–	1,238	–
Option exercises	68	39	–	–
December equity offering and overallotment (b)(ii)	14,640	6,927	878	350
April equity offering and overallotment (b)(i)	56,500	25,584	–	–
DSU exercise	780	444	–	–
Balance, May 31, 2014	124,658	$212,938	19,564	$1,857

(b)	Equity issuances:

(i) April 2014 Public Equity Offering and Overallotment

In April 2014, the Company completed a public offering of common shares. The Company issued 50,000,000 common shares at a purchase price of $0.50 per common share and an additional 6,500,000 common shares upon the partial exercise of the over-allotment option for aggregate gross proceeds of $28.3 million. The total costs associated with the transaction were approximately $2.7 million which includes a cash commission of $2.0 million based on 7% of the gross proceeds received as part of the offering.

Mr. Sheldon Inwentash and his joint actors (“Mr. Inwentash”) a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in this offering and acquired an aggregate of 1.3 million common shares.

(ii) December Public Equity Offering and Overallotment

In December 2013, Lorus completed a public offering of common shares. Lorus issued 12,730,000 common shares at a price of $0.55 per common share and an additional 1,909,500 common shares upon the exercise of the overallotment option for aggregate gross proceeds of $8.1 million.

21

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

9.	Share capital (continued):

The total costs associated with the transaction were approximately $1.1 million which include a cash commission of $483 thousand based on 6% of the gross proceeds received as part of the offering, and the issuance of 878,370 broker warrants with an estimated fair value of $350 thousand. The fair value of these warrants was determined using the Black Scholes model with a 24 month time to maturity, an assumed volatility of 130% and a risk free interest rate of 1.5%. Each broker warrant is exercisable into one common share of the Company at a price of $0.55 for a period of twenty four months following closing of the offering.

Mr. Inwentash a related party of the Company by virtue of exercising control or direction over more than 10% of the common shares of the Company participated in the Offering and acquired an aggregate of 1,820,000 common shares.

(iii) June 2013 Private Placement

In June 2013 the Company completed a private placement of units (“Units” in this section) at a price of $1 thousand per unit, for aggregate gross proceeds of $918 thousand.

Each Unit consisted of (i) a $1 thousand principal amount of unsecured promissory note and (ii) 1,000 common share purchase warrants. The promissory notes bore interest at a rate of 10% per annum, payable monthly and were due June 19, 2014. Each warrant entitled the holder thereof to acquire one common share of the Company at a price per common share equal to $0.25 at any time until June 19, 2015.

Certain related parties participated in the transaction. Directors and officers (including Dr. Aiping Young, Dr. Jim Wright and Dr. Mark Vincent) acquired an aggregate of $68 thousand of the promissory notes. A company related to a Mr. Abramson, a former director of the Company acquired $250 thousand of the promissory notes and Mr. Inwentash acquired $100 thousand of the promissory notes.

The Units contained a liability component and an equity component represented by the warrants to purchase common shares. The fair value of the liability component of $843 thousand was estimated by discounting the future cash flows associated with the debt at a discounted rate of approximately 19% which represents the estimated borrowing cost to the Company for similar promissory notes with no warrants. The residual value of $75 thousand was allocated to the warrants. The Company incurred costs associated with the financing of $23 thousand. These costs were amortized using the effective interest rate method over the 12 month life of the notes.

These notes and any interest accrued thereon were repaid in full in April 2014.

22

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

9.	Share capital (continued):

(iv) June 2012 Private Placement

On June 8, 2012 Lorus completed a private placement (the “Private Placement”) of 20,625,000 units at a subscription price of $0.32 per unit, each unit (“Unit”) consisting of one common share and one common share purchase warrant for gross proceeds to Lorus of $6.6 million. Each warrant was exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45 (the “Warrants”). Any unexercised warrants expired on June 8, 2014.

Lorus paid a cash finder’s fee of $396 thousand based on 6% of the gross proceeds of the Private Placement and issued 1,237,500 finder’s warrants with an exercise price of $0.32 each. Each finder’s warrant was exercisable into Units consisting of 1,237,500 common shares and 1,237,500 Warrants. In May 2014, the finder’s Warrants were exercised which results in an additional 1,237,500 warrants for exercise.

The total costs associated with the transaction were approximately $617 thousand which includes the $135 thousand which represented the estimated fair value of the finders warrants issued as part of the Private Placement. Each such finder warrant was exercisable for one Unit at a price of $0.32 per Unit for a period of 24 months following the closing of the Offering. The Company allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $4.3 million of the net proceeds were allocated to the common shares and $1.7 million to the common share purchase warrants.

(c)	Warrants:

Warrants exercised during the year ended May 31, 2014:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	3,920	$1,764
June 2012 private placement warrants (ii)	4,911	2,210
June 2012 broker warrants (iii)	1,238	396
June 2013 private placement warrants (iv)	350	88
Total	10,419	$4,458

In addition to the cash proceeds received the original fair value related to these warrants of $964 thousand was transferred from warrants to share capital. This resulted in a total amount of $5.4 million credited to share capital.

23

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

9.	Share capital (continued):

Warrants exercised during the year ended May 31, 2013:
(in thousands)	Number	Proceeds

August 2011 warrants (i)	398	$180
Total	398	$180

In addition to the cash proceeds received the original fair value related to these warrants of $43 thousand was transferred from warrants to share capital. This resulted in a total amount of $223 thousand credited to share capital.

Summary of outstanding warrants:
(in thousands)	2014	2013

August 2011 warrants (i)	1,166	5,086
August 2011 broker warrants (i)	–	194
June 2012 private placement warrants (ii)	16,952	20,625
June 2012 broker warrants (iii)	–	1,238
June 2013 private placement warrants (iv)	568	–
December 2013 broker warrants (v)	878	–
Number of warrants outstanding, end of year	19,564	27,143

(i)	August 2011 warrants are exercisable into common share of Lorus at a price per share of $0.45 and expiring in August 2016. During the year ended May 31, 2014, 3.9 million warrants were exercised. In August 2013, 194 thousand broker warrants associated with this transaction expired unexercised.

(ii)	June 2012 warrants are exercisable into common shares of Lorus at a price per share of $0.45 and expired on June 8, 2014. During the year 3.674 million were exercised. Subsequent to the year end in June an additional 14.7 million warrants were exercised with the remaining 2.2 million expiring unexercised.

(iii)	June 2012 broker warrants were exercisable into common shares of Lorus at a price per share of $0.32 per unit. Each unit was comprised of 1 common share of Lorus and 1 common share purchase warrant exercisable at a price per share of $0.45 and expiring on June 8, 2014. In May 2014 the broker warrants were exercised and an additional 1.238 million common share purchase warrants were issued.

(iv)	June 2013 private placement warrants are exercisable into common shares of Lorus at a price per share of $0.25 and expiring in June 2015.

24

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

9.	Share capital (continued):

(v)	December 2013 broker warrants are exercisable into common shares of Lorus at a price per share of $0.55 and expiring in December 2015.

(d)	Continuity of contributed surplus:

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	2014	2013

Balance, beginning of year	$21,217	$21,186
Expiry of broker warrants (c)	25	–
Forfeiture of stock options	65	31
Cancellation of stock options	103	–
Balance, end of year	$21,410	$21,217

(e)	Continuity of stock options:

	2014	2013

Balance, beginning of year	$1,018	$535
Stock option expense	1,826	514
Exercise of stock options	(18)	–
Forfeiture of stock options	(65)	(31)
Cancellation of stock options	(103)	–
Balance, end of year	$2,658	$1,018

(f)	Loss per share:

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ending May 31, 2014 of 62.592 million and 42.251 million as of May 31, 2013, calculated as follows:

25

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

9.	Share capital (continued):

(in thousands)	2014	2013

Issued common shares, beginning of year	42,251	21,228
Effect of April 2014 public offering (note 9(b)(i))	9,417	–
Effect of December 2013 public offering (note 9(b)(ii))	7,161	–
Effect of Warrant exercises (note 9(c))	3,611	398
Effect of option and DSU exercises	152
Effect of private placement (note 9(b)(iv))	–	20,625

Issued weighted average common shares, end of year	62,592	42,251

The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(g)	Deferred share unit plan:

As at May 31, 2014, nil deferred share units are outstanding (May 31, 2013 – 780,000). 780,000 common shares of the Company were issued in April 2014 in satisfaction of the outstanding deferred share unit liability. The shares issued had a fair value of $444 thousand.

10.	Stock-based compensation:

Stock option plan:

Under the Company's stock option plan, options, rights and other entitlements may be granted to directors, officers, employees and consultants of the Company to purchase up to a maximum of 15% of the total number of outstanding common shares, estimated at 18,698,000 options, rights and other entitlements as at May 31, 2014. Options are granted at the fair market value of the common shares on the closing market date immediately preceding the date of the grant. Options vest at various rates (immediate to three years) and have a term of 10 years. Stock option transactions for the two years ended May 31, 2014 are summarized as follows:

26

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

10.	Stock-based compensation (continued):

Option numbers are in (000’s)
	2014		2013
		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding, beginning of year	3,359	$0.46	1,612	$0.44
Granted	6,878	0.55	1,780	0.48
Exercised	(68)	0.31	–	–
Forfeited	(35)	1.85	(33)	0.54
Cancelled	(250)	0.50	–	–
Outstanding, end of year	9,884	0.52	3,359	0.46

The following table summarizes information about stock options outstanding at May 31, 2014:

Option numbers are in (000’s)
	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of		contractual	exercise		exercise
exercise prices	Options	life (years)	price	Options	price

$0.18 - $ 0.22	1,466	7.6	$0.21	1,418	$0.21
$0.23 - $ 0.48	2,324	8.5	0.43	2,119	0.42
$0.49 - $ 0.60	3,333	9.8	0.50	181	0.50
$0.61 - $ 9.90	2,761	9.4	0.78	1,529	0.92
	9,884	9.0	0.52	5,247	0.51

The following assumptions were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the year:

	2014	2013

Exercise price	$0.29-0.78	$0.475
Grant date share price	$0.29-0.78	$0.475
Risk-free interest rate	1.5%-3.0%	3.0%
Expected dividend yield	–	–
Expected volatility	125%-135%	135%
Expected life of options	5 years	5 years
Weighted average fair value of options granted or modified during the year	$0.55	$0.42

27

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

10.	Stock-based compensation (continued):

The Company uses historical data to estimate the expected dividend yield and expected volatility of its common shares in determining the fair value of stock options. The expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Stock options granted by the Company during the year ended May 31, 2014 consisted of 1,820,500 options which vested immediately, 850,000 options that vested 50% upon issuance and 25% on each of the next two anniversaries and 3,320,000 options which vest 50%, 25% and 25% on each of the next three anniversaries, 850,000 options which vest in equal installments over 36 months and 37,500 options which vest in October 2014.

Stock options granted by the Company during the year ended May 31, 2013 had various vesting schedules. Options granted to directors consisted of 160,000 options that vested 50% upon issuance and 50% one year later. Options granted to the former CEO of 1,050,000 vest 50% after one year and 25% on each of August 2, 2014 and August 2, 2015. Upon the departure of the former CEO in March 2014 the vesting of these options was accelerated and they are fully vested as of May 31, 2014. Options granted to certain members of management totaled 325,000 and vested 50% upon certain performance criteria measured as of May 31, 2013 and 25% May 31, 2014 and 25% on May 31, 2015. Options granted to employees totaled 245,000 and vest 50% after one year and 25% on each of August 2, 2015 and August 2, 2016.

Refer to note 12 for a breakdown of stock option expense by function.

11.	Additional cash flow disclosures:

Net change in non-cash operating working capital is summarized as follows:

	2014	2013

Prepaid expenses and other assets	$(130)	$(72)
Accounts payable	(64)	391
Accrued liabilities	180	(371)

	$(14)	$(52)

During the year ended May 31, 2014 the Company paid $75 thousand in interest expense on the $918 thousand promissory notes as described in note 9(b)(iii). These notes and all unpaid interest were repaid in April 2014. The interest accrued at a rate of 10% per annum. In addition the Company incurred interest in the year ended May 31, 2014 on the loan agreements and convertible promissory notes described in note 7 of $51 thousand of which $14 thousand was accrued and unpaid at May 31, 2014. The interest accrues at a rate

28

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

11.	Additional cash flow disclosures (continued):

of 10% per annum and is paid quarterly. The loan agreements and all interest accrued thereon were repaid in April 2014. In addition the Company paid interest of $3 thousand at a rate of 10% per annum to the withheld pay of employees. All amounts withheld from employees had been repaid in December 2013.

During the year ended May 31, 2013, the Company incurred $6 thousand in interest expense on a $900 thousand promissory note due to a former Director. The interest was paid at a rate of 10%.

12.	Other expenses:

Components of research and development expenses:

	2014	2013

Program costs (note 6)	$2,287	$3,126
Severance cost for former President and COO	326	–
Deferred share unit costs	90	(40)
Stock-based compensation	296	198
Depreciation of equipment	16	33

	$3,015	$3,317

Components of general and administrative expenses:

	2014	2013

General and administrative excluding salaries	$2,658	$1,368
Salaries	2,217	675
Severance cost of former President and COO	762	–
Deferred share unit costs	183	(92)
Stock-based compensation	1,530	316
Depreciation of equipment	5	5

	$7,355	$2,272

13.	Related party transactions:

See also notes 7 and 9 for related party transactions.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

29

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

13.	Related party transactions (continued):

Compensation of key management personnel:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the Company's activities as a whole. The Company has determined that key management personnel consists of the members of the Board of Directors along with the officers of the Company. For the year ended May 31, 2014 the officers were the Chairman, President and Chief Executive Officer, the Chief Financial Officer and the Chief Business Officer as well as the Director of Finance, the Vice President of Research and the former President and Chief Operating Officer. For the year ended May 31, 2013 the officers were the former President and Chief Operating Officer, the Director of Finance and the Vice President of Research.

Officer compensation:

	2014	2013

Salaries and short-term employee benefits	$2,357	$727
Severance payment to the former COO	1,088	–
Deferred share units	273	(132)
Stock-based compensation	1,475	358

	$5,193	$953

Director compensation:

	2014	2013

Directors' fees	$386	$180
Stock-based compensation	179	73

	$565	$253

Included in accounts payable and accrued liabilities is $268 thousand (May 31, 2013 - $126 thousand) due to directors and officers of the Company relating to directors' fees, and reimbursements for employment expenses. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

30

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

14.	Commitments, contingencies and guarantees:

(a)	Operating lease commitments:

The Company has entered into operating leases for premises and equipment under which it is obligated to make minimum annual payments as described below:

	Less than 1 year	1 - 3 years	3 - 5 years		Total

Operating leases	$149	$5	$	nil	$154

The Company's current facility lease expires in March 2015.

(b)	Other contractual commitments:

The Company holds a non-exclusive license from Genentech Inc. to certain patent rights to develop and sub-license a certain polypeptide. The Company does not expect to make any milestone or royalty payments under this agreement in the fiscal years ended May 31, 2015 or 2016, and cannot reasonably predict when such milestones and royalties will become payable, if at all.

(c)	Guarantees:

The Company entered into various contracts, whereby contractors perform certain services for the Company. The Company indemnifies the contractors against costs, charges and expenses in respect of legal actions or proceedings against the contractors in their capacity of servicing the Company. The maximum amounts payable from these guarantees cannot be reasonably estimated. Historically, the Company has not made significant payments related to these guarantees.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers. The fair value of this indemnification is not determinable.

31

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

14.	Commitments, contingencies and guarantees (continued):

(d)	Indemnification on plan of arrangement:

On July 10, 2007, Lorus completed a plan of arrangement and corporate reorganization whereby the assets and liabilities of Lorus were transferred from one corporate entity into a new corporate entity which continued to operate as Lorus Therapeutics Inc. Under the arrangement, the Company agreed to indemnify the old entity and its directors, officers and employees from and against all damages, losses, expenses, other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)	prior to, at or after the effective time of the arrangement ("Effective Time") and directly or indirectly relating to any of the assets transferred to the Company pursuant to the arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)	prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred to the Company pursuant to the arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of the old entity or the arrangement.

The Company recorded a liability of $50 thousand, which it believes to be a reasonable estimate of the fair value of the obligation for the indemnifications provided as at May 31, 2014. There have been no claims on this indemnification to date.

15.	Income taxes:

Provision for income taxes:

Major items causing the Company's income tax rate to differ from the statutory rate of approximately 26.5% (2013 - 26.5%) are as follows:

32

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

15.	Income taxes (continued):

	2014	2013

Loss before income taxes	$(10,553)	$(5,565)
Statutory Canadian corporate tax rate	26.5%	26.5%

Anticipated tax recovery	$(2,797)	$(1,475)
Non-deductible permanent differences	599	138
Change in deferred tax benefits deemed not probable to be recovered	2,839	1,553
Undeducted financing costs	(730)	(235)
Other	89	19

	$–	$–

The Company has undeducted research and development expenditures, totalling $23.3 million that can be carried forward indefinitely. In addition, the Company has non-capital loss carryforwards of $25.3 million. To the extent that the non-capital loss carryforwards are not used, they expire as follows:

2015	$10
2026	11
2027	4
2028	4,359
2029	3,753
2030	650
2031	2,908
2032	2,571
2033	3,473
2034	7,513
$25,252

33

Lorus Therapeutics Inc.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended May 31, 2014 and 2013

15.	Income taxes (continued):

Deferred tax assets have not been recognized in respect of the following items:

	2014	2013

Net operating losses carried forward	$6,692	$4,701
Research and development expenditures	6,185	5,731
Equipment book over tax depreciation	450	448
Intangible asset	3,097	3,097
Undeducted financing costs	890	235
Ontario harmonization tax credit	–	287
Ontario Research and Development Tax Credit	395	327
Cumulative eligible capital	358	358
Other	–	44

Unrecognized deferred tax asset	$18,067	$15,228

16.	Subsequent events:

In June 2014, 14.7 million warrants related to the June 2012 private placement at a price of $0.45 were exercised for proceeds of $6.6 million. The remaining 2.2 million warrants expired unexercised.

On June 16, 2014 5.3 million stock options were granted to officers of the Company at an exercise price of $0.475. The options vest over a three year term and have a contractual life of ten years.

These transactions will be accounted for in the first quarter of fiscal 2015.

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